EXHIBIT 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the reporting year January 1, 2017 to December 31, 2017

Schedule 1

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES
(s.1)

Fiscal year covered by the statement: from January 1, 2017 to December 31, 2017

Name of the entity filing the statement: Suncor Energy Inc.

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable:

-                   Fort Hills Energy Ltd. Partnership

-                   Petro-Canada Terra Nova Partnership

-                   Petro-Canada Hibernia Partnership

-                   Petro-Canada Hebron Partnership

-                   Canadian Oil Sands Partnership

-                   Suncor Energy Oil Sands Limited Partnership

-                   Suncor Energy Offshore Exploration Partnership

-                   Suncor Energy Ventures Partnership

Certificate

I certify that I have examined the information contained in the statement of the Suncor Energy Inc. and the subsidiaries listed above for the fiscal year that began on January 1, 2017 and ended on December 31, 2017. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respect for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Alister Cowan

Title of position: Executive Vice President and Chief Financial Officer

Date:	May 23, 2018

“Alister Cowan”

Alister Cowan

Executive Vice President and Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Suncor Energy Inc.
Reporting Year	From	1/1/2017	To:	12/31/2017	Date submitted	5/24/2018
Reporting Entity ESTMA Identification Number	E405435		Original Submission Amended Report
Other Subsidiaries Included (optional field)

For Consolidated Reports - Subsidiary Reporting Entities Included in Report:

Fort Hills Energy Limited Partnership: E991999
Petro-Canada Terra Nova Partnership: E368056
Petro-Canada Hibernia Partnership: E014222
Petro-Canada Hebron Partnership: E294659
Canadian Oil Sands Partnership: E984046
Suncor Energy Oil Sands Limited Partnership: E761283
Suncor Energy Offshore Exploration Partnership: E718793
Suncor Energy Ventures Partnership: E895970

Not Substituted

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Alister Cowan			Date	5/23/2018
Position Title	Executive Vice President and Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Suncor Energy Inc.					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435
Subsidiary Reporting Entities (if necessary)

Fort Hills Energy Limited Partnership: E991999
Petro-Canada Terra Nova Partnership: E368056
Petro-Canada Hibernia Partnership: E014222
Petro-Canada Hebron Partnership: E294659
Canadian Oil Sands Partnership: E984046
Suncor Energy Oil Sands Limited Partnership: E761283
Suncor Energy Offshore Exploration Partnership: E718793
Suncor Energy Ventures Partnership: E895970

Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada	Government of Alberta	Safety Codes Council Alberta	-	-	30,000	-	-	-	-	30,000
Canada	Municipality of Wood Buffalo (Alberta)		108,110,000	-	-	-	-	-	-	108,110,000
Canada	Government of Alberta		10,000	-	8,930,000	-	-	-	-	8,940,000
Canada	Government of Alberta	Minister of Finance	-	-	3,430,000	-	-	-	-	3,430,000
Canada	Government of Alberta	PT-Mineral Revenue Account	-	122,450,000	-	-	-	-	-	122,450,000
Canada	The City of Calgary		1,280,000	-	-	-	-	-	-	1,280,000
Canada	Government of Alberta	Alberta Energy Regualtor	-	-	5,060,000	-	-	-	-	5,060,000
Canada	Government of Alberta	Alberta Environment & Parks	-	-	2,110,000	-	-	-	-	2,110,000
Canada	Federal Government of Canada	Canadian Nuclear Safety Commission	-	-	70,000	-	-	-	-	70,000
Canada	Federal Government of Canada	Natural Resources Canada	-	-	10,000	-	-	-	-	10,000
Canada	Federal Government of Canada	Receiver General For Canada	-	146,670,000	10,000	-	-	-	-	146,680,000

Includes royalties that are remitted directly to the Canadian federal government that are then sent to the Government of Newfoundland and Labrador for the Terra Nova, White Rose and Hibernia Extension projects.

Canada	Federal Government of Canada	Industry Canada	-	-	470,000	-	-	-	-	470,000
Canada	Federal Government of Canada	National Research Council Canada	-	-	70,000	-	-	-	-	70,000
Canada	Federal Government of Canada	Canada Revenue Agency	44,150,000	-	-	-	-	-	-	44,150,000
Canada	Government of British Columbia	Minister of Finance Surveyor of Taxes	150,000	-	-	-	-	-	-	150,000
Canada	Government of British Columbia	Mineral, Oil and Gas Revenue Branch	-	660,000	90,000	-	-	-	-	750,000
Canada	Government of British Columbia	BC Oil and Gas Commission	-	-	10,000	-	-	-	-	10,000
Canada	Government of British Columbia	Minister of Finance	-	-	90,000	-	-	-	-	90,000
Canada	Government of British Columbia	Ministry of Finance and Corporate Relations	-	-	80,000	-	-	-	-	80,000
Canada	Government of Newfoundland and Labrador		260,000	-	-	-	-	-	-	260,000
Canada	Canada Newfoundland and Labrador Offshore Petroleum Board		-	-	4,860,000	-	-	-	-	4,860,000
Canada	Government of Newfoundland and Labrador	Newfoundland Exchequer	-	135,230,000	-	-	-	-	-	135,230,000	Includes royalties paid in relation to the Hibernia Base project.
Canada	Federal Government of Canada	ST. John’s Port Authority	-	-	60,000	-	-	-	-	60,000
Canada	Athabasca Chipewyan First Nation		-	-	1,280,000	-	-	-	-	1,280,000

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Suncor Energy Inc.					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435
Subsidiary Reporting Entities (if necessary)

Fort Hills Energy Limited Partnership: E991999
Petro-Canada Terra Nova Partnership: E368056
Petro-Canada Hibernia Partnership: E014222
Petro-Canada Hebron Partnership: E294659
Canadian Oil Sands Partnership: E984046
Suncor Energy Oil Sands Limited Partnership: E761283
Suncor Energy Offshore Exploration Partnership: E718793
Suncor Energy Ventures Partnership: E895970

Payments by Payee (continued)
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada	Fort McKay First Nation		-	-	1,170,000	-	-	-	-	1,170,000
Canada	Fort McMurray 468 First Nation		-	-	150,000	-	-	-	-	150,000
Canada	Mikisew Cree First Nation		-	-	150,000	-	-	-	-	150,000
United Kingdom of Great Britain and Northern Ireland	Her Majesty’s Government	Her Majesty’s Revenue and Customs Cumbernauld	515,090,000	-	-	-	-	-	-	515,090,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.6720 CAD
Libya	Government of Libya	National Oil Corporation	171,830,000	312,010,000	-	-	1,240,000	-	-	485,080,000

Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.’s 2017 consolidated financial statements.
Translated using the financial year average foreign exchange rates: 1 USD : 1.2986 CAD and 1 EUR : 1.4650 CAD.

Norway	Government of Norway	Skatteetaten	440,000	-	-	-	-	-	-	440,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1570 CAD
Norway	Government of Norway	Oljedirektoratet	-	-	1,450,000	-	-	-	-	1,450,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1570 CAD

Additional Notes:	1. All payments are reported in Canadian dollars. 2. All amounts have been rounded to the nearest $10,000 CAD

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Suncor Energy Inc.					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435
Subsidiary Reporting Entities (if necessary)

Fort Hills Energy Limited Partnership: E991999
Petro-Canada Terra Nova Partnership: E368056
Petro-Canada Hibernia Partnership: E014222
Petro-Canada Hebron Partnership: E294659
Canadian Oil Sands Partnership: E984046
Suncor Energy Oil Sands Limited Partnership: E761283
Suncor Energy Offshore Exploration Partnership: E718793
Suncor Energy Ventures Partnership: E895970

Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Canada	Hibernia	-	178,920,000	-	-	-	-	-	178,920,000	Hibernia Base and Extension projects have been combined for the purposes of this report.
Canada	Base Mine	38,480,000	75,520,000	6,110,000	-	-	-	-	120,110,000
Canada	Firebag	53,340,000	39,060,000	5,780,000	-	-	-	-	98,180,000
Canada	Terra Nova	-	75,590,000	4,930,000	-	-	-	-	80,520,000
Canada	White Rose	-	27,390,000	-	-	-	-	-	27,390,000
Canada	MacKay River	5,600,000	6,590,000	2,040,000	-	-	-	-	14,230,000
Canada	Other	160,000	1,630,000	5,130,000	-	-	-	-	6,920,000	Includes Emerging properties in the Oil Sands business unit (Meadow Creek, Dover, Lewis, Frontier, Thornbury and Chard) and North America Onshore in the Exploration and Production business unit.
Canada	Fort Hills	10,680,000	310,000	1,500,000	-	-	-	-	12,490,000
United Kingdom of Great Britain and Northern Ireland	U.K. Oil & Gas Taxes	515,090,000	-	-	-	-	-	-	515,090,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.6720 CAD

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Suncor Energy Inc.					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435
Subsidiary Reporting Entities (if necessary)

Fort Hills Energy Limited Partnership: E991999
Petro-Canada Terra Nova Partnership: E368056
Petro-Canada Hibernia Partnership: E014222
Petro-Canada Hebron Partnership: E294659
Canadian Oil Sands Partnership: E984046
Suncor Energy Oil Sands Limited Partnership: E761283
Suncor Energy Offshore Exploration Partnership: E718793
Suncor Energy Ventures Partnership: E895970

Payments by Project (continued)
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Libya	Libya	171,830,000	312,010,000	-	-	1,240,000	-	-	485,080,000

Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.’s 2017 consolidated financial statements.
Translated using the financial year average foreign exchange rates: 1 USD : 1.2986 CAD and 1 EUR : 1.4650 CAD.

Norway	Norway	440,000	-	1,450,000	-	-	-	-	1,890,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1570 CAD

Additional Notes:	1. All payments are reported in Canadian dollars. 2. All amounts have been rounded to the nearest $10,000 CAD